

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 8, 2016

Arie Trouw
Chief Executive Officer
XY – the Findables Company
1133 Columbia Street #205
San Diego, CA 92101

> **Re: XY – the Findables Company**
> **Form 1-A**
> **Filed June 17, 2016**
> **File No. 024-10565**

Dear Mr. Trouw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Cover Page

1.   Based on the disclosures in your filing it appears that you have followed the disclosure requirements of Form 1-A. However, you have not indicated on your cover page which form you followed when drafting your document. Please revise your document to include information on the form you followed when drafting your disclosures. Please refer to Part II(a)(1) of Form 1-A.

2.   Please revise the outside of your cover page to include the caption "<u>Preliminary</u> Offering Statement." Please refer to Rule 254 of the Securities Act.

3.   In Part I of your filing you indicate that you are conducting a "best efforts" offering. Please revise your cover page to include the information required by the second chart of

Part II, Item 1(e) of Form 1-A or provide an analysis of why the omitted information is not required.

<u>Plan of Distribution and Selling Security Holders, page 19</u>

4.   Please revise your filing to describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold. If there are no such arrangements, please state so in your filing. Refer to Item 5(e) of Form 1-A.

<u>Business</u>

<u>Sales and Marketing, page 24</u>

5.   In your filing you state that you believe that "management expects that international sales will eventually climb to 50% of overall sales." Please (i) state when management expects that the sales will reach this percentage and (ii) provide a basis for this expectation.

6.   Note 2 to your financial statements indicate that three customers account for 63% of the company's outstanding accounts receivables. Please indicate here, if true, that the company is dependent on a few major customers. Refer to Item 7(a)(2) of Form 1-A.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Plan of Operations/Trend Information, page 29</u>

7.   Refer to the second paragraph. Please disclose your net income or loss for the first four months of 2016 and 2015. In addition, discuss the reasons for the changes in your net income or loss for the first four months of 2016 as compared to 2015.

<u>Compensation of Directors and Executive Officers, page 32</u>

8.   You indicate above your first table in this section that the "table sets forth information about the annual compensation of each of [your] three highest paid persons who were officers or directors." However, your chart only includes two people. Please add information for the third highest paid officer or director. Alternatively, if you are not required to provide a third person, revise your disclosure to indicate that there are only two persons in the table. Refer to Item 11(a) of Form 1-A.

<u>Security Ownership of Management and Certain Securityholders, page 33</u>

9.   We note that you have individually named each director and executive officer who beneficially owns for than 10% of the company's voting securities. Please revise your disclosure to include, in addition to the referenced provided information, the information required by Item 12(a)(1) of Form 1-A for executive officers and directors as a group.

10.   In Footnote 1 to your beneficial ownership table, you state that provided information regarding common stock held by management and certain securityholders refer to Class B common stock of the company. However, at Footnote 5, you state that the information provided refers to Class A common stock. Please revise your beneficial ownership table to include a separate section for information regarding ownership of Class A common stock.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Concentrations of Customers, Vendors and Suppliers, page 7

11.   Revise to disclose your percentage of sales from each customer.

Cash, page 7

12.   Since cash consists of cash and short-term investments, please revise the title to "cash and cash equivalents."

Deferred Rent, page 8
Note 5 – Commitments and Contingencies, page 12

13.   Please tell us the amount and where the right-of-use asset is classified in the balance sheets. In addition, provide all disclosures required pursuant to ASC 842-29-50-3 and 4. We note your disclosure on page 11 that you did not adopt ASC 2016-02.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Arie Trouw
XY – the Findables Company
July 8, 2016
Page 4

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

Cc: Amit Singh, Esq.
       Kelsey Chase, Esq.
       Stradling Yocca Carlson & Rauth, P.C.